November 12, 2008

Securities and Exchange Commission

Division of Corporation Finance

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Max Webb, Assistant Director

RE:	McCormick & Schmick’s Seafood Restaurants, Inc.
Form 10-K filed March 10, 2008
File Number: 000-50845

This letter is the response of McCormick & Schmick’s Seafood Restaurants, Inc. (the “Company”) to the Staff’s comments to the above referenced Form 10-K, which comments were included in a letter from the Staff to the Company dated October 28, 2008. The Company has included the Staff’s comment in this letter and its response immediately thereafter.

Form 10-K for the Year Ended December 29, 2007

Signatures

1.	We note that your principal accounting officer or controller has not signed the report. See General Instruction D(2)(a) to Form 10-K.

Emanuel N. Hilario, who signed the report, is our chief financial officer and our principal accounting officer. We will specify on future filings that he is signing in both capacities.

We acknowledge that the Company is responsible for the adequacy of disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Douglas L. Schmick
Douglas L. Schmick

cc:	Nolan McWilliams, Division of Corporation Finance